UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of March 2008
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

A.     Completion of Repairs on and Delivery of the M/V Free Jupiter; Employment of the M/V Free Destiny
     On February 29, 2008, FreeSeas Inc. announced the completion of repairs on the M/V Free Jupiter and the delivery of the vessel to its charterers under a three-year time charter at a rate of $32,000 per day for the first year, $28,000 per day for the second year and $24,000 per day for the third year.
     On February 29, 2008, FreeSeas also announced that the M/V Free Destiny, a 1982-built 25,240 dwt Handysize vessel, has been fixed to a new time charter of approximately 30 days at a rate of $25,500 per day.
     A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
B.     Employment and Financing of the M/V Free Impala and the M/V Free Knight
     On March 4, 2008, FreeSeas announced that it has entered into agreements for the employment of the newly acquired 1997-built M/V Free Impala and the 1998-built M/V Free Knight. Both vessels are 24,111 dwt and are expected to be delivered to FreeSeas during March 2008. Upon delivery, the vessels will each enter into a one-year time charter at a rate of $31,500 per day.
     In addition, FreeSeas announced the finalization of the financing for the vessels, securing facilities in the total amount of approximately USD $53 million for a term of approximately seven years.
     A copy of the related press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
C.     Acquisition of the M/V Free Lady
     On March 13, 2008, FreeSeas announced that it has agreed to purchase one second-hand drybulk carrier from an unaffiliated third party for approximately US$65.2 million. The vessel is a 2003-built, 50,300 dwt Handymax vessel built in Japan, and is anticipated to be delivered to FreeSeas in June or July of 2008. The vessel is being purchased charter-free and arrangements for its employment will be announced when finalized.
     A copy of the related press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

D.     Dividend Policy
     In February 2008, FreeSeas paid a dividend of $0.175 per share, which is consistent with its previously disclosed intention to distribute a portion of its available cash from operations as quarterly cash dividends to its shareholders in February, May, August and November of each year. FreeSeas currently expects that this dividend will be followed by a quarterly dividend of $0.175 per share in each of the following three quarters. The future declaration and payment of any dividend is subject to the discretion of the FreeSeas board of directors.
     The timing and amount of dividend payments will be dependent upon FreeSeas’ earnings, financial position, cash requirements and availability, fleet renewal and expansion, and restrictions in FreeSeas’ loan agreements, as well as the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. FreeSeas may not have sufficient funds with which to pay dividends at all or at the anticipated frequency or amount described above . Further, even if FreeSeas had sufficient funds available, its board of directors may determine to devote those funds to internal uses rather than to the payment of dividends.

     This report on Form 6-K and the exhibits attached thereto are incorporated by reference into the Registrant’s Registration Statement on Form F-3, File No. 333-145098.
SUBMITTED HEREWITH:
Exhibits
99.1   Press Release dated February 29, 2008.
99.2   Press Release dated March 4, 2008.
99.3   Press Release dated March 13, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 17, 2008	FreeSeas Inc.
	By:	/s/ Ion G. Varouxakis
		Name:	Ion G. Varouxakis
		Title:	Chief Executive Officer

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